FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

News Release

MEGAWEST ENERGY CORP

MegaWest Announces Encouraging Initial Drilling Results From Its Kentucky Reserves Project

Calgary, Alberta; August 15, 2007 – MegaWest Energy Corp., (the "Company" or "MegaWest"), a Calgary based oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the commencement of an eight well drilling program at its Kentucky Reserves Project by its wholly-owned subsidiary, MegaWest Energy USA Corp. ("MegaWest USA").

MegaWest has initiated the drilling of eight exploration wells at various strategic locations across the 29,800 acres of Kentucky Reserves lands in which the company holds a 62.5% working interest. The objective of this drilling program is to confirm the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.

As of August 13, two of the eight wells had been drilled to planned total depths. Over 50 feet of core was obtained from each well over the Big Clifty formation which is the primary target. Analysis of the drill cuttings has confirmed the presence of all three pay zones in each well and indicates 77 feet and 85 feet of hydrocarbon bearing formation respectively was encountered in these two wells. These initial drilling results confirm MegaWest's geological model and provide further confirmation of the Project's significant potential for commercial production. Pictures of some of the retrieved core as well as the drilling operations have been posted on the Company Web site under the "Projects" tab at **www.megawestenergy.com**.

Upon completion of the drilling program, the cores and log data will be shipped to Calgary for detailed evaluation and analysis. Once all of the data has been analyzed, MegaWest will initiate a more focused delineation and development drilling program at the Kentucky Reserves Project, which will then be followed by the installation of surface facilities to conduct a pilot production test beginning in early 2008.

In addition, the Company expects to begin its exploratory drilling programs at its Deerfield Project (Missouri) and the Trinity Sands Project (Texas) within the next 4-6 weeks. MegaWest's $26,000,000 Capital & Operating Budget for 2007-08 provides for the drilling of a total of 18 exploration wells and 130 development wells among the Company's Projects.

MegaWest is an independent unconventional oil and gas company headquartered in Calgary, Alberta, Canada. MegaWest has operations in Texas, Kentucky, Missouri and Kansas. MegaWest intends to prove the commercial recovery of significant quantities of heavy oil and bitumen from each of its Projects through successful delineation drilling and the application of known and emerging thermal and enhanced recovery technologies.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company's Website at www.megawestenergy.com.

Investor Relations:		Media Relations:
David Sealock	Mike Parker	Nancy Tamosaitis
1(877) 984-6342	1 (888) 506-7979	212.532.2208
info@megawestenergy.com	MParker@sweetwatercapital.net	nancyt@vorticom.com

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company's exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company's control. When used in this document, the words "could", "plan", "estimate", "intend", "may", "potential", "should", and similar expressions relating to matters that are not historical facts are forward looking statements.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr
Chief Financial Officer and Director
(Principal Executive Officer)

Dated: August 17, 2007